UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                          SEC FILE NUMBER
                                                               1-8232

                                  FORM 12b-25
                                                          CUSIP NUMBER
                                                          628735-20-1

                          NOTIFICATION OF LATE FILING

(Check  one):   [ ] Form 10-K & Form 10-KSB    [ ] Form 20-F      [ ] Form  11-K
                [X] Form 10-Q & Form 10-QSB    [ ] Form  N-SAR

                For  Period  Ended:  September  30,  1999

                [ ]   Transition  Report  on  Form  10-K
                [ ]   Transition  Report  on  Form  20-F
                [ ]   Transition  Report  on  Form  11-K
                [ ]   Transition  Report  on  Form  10-Q
                [ ]   Transition  Report  on  Form  N-SAR
                For  the  Transition  Period  Ended:____________________________

 Read Instructions (on back page) Before Preparing Form.  Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION
Full  Name  of  Registrant

NBI,  Inc.
--------------------------
Former  Name  if  Applicable

N/A
----------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

1880  Industrial  Circle,  Suite  F
----------------------------------------------------------------
City,  State  and  Zip  Code

Longmont,  CO    80501
----------------------------

PART  II  -  RULES  12b-25(b)  and  (c)

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
   [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Company has had to devote a significant amount of time in October and November on (i) negotiations of terms and conditions of, (ii) researching the related accounting and tax issues of, and (iii) preparation of the related proxy statement for its proposed sale of a majority of the assets of a wholly-owned subsidiary, Willowbrook Properties, Inc. and all of the capital stock of a wholly-owned subsidiary, NBI Properties, Inc. that is to be voted on at the Company's Annual Stockholders Meeting.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Marjorie A. Cogan                 (303)           684-2700
     -------------------------         -------         ------------------
             (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [X]  Yes     [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X]  Yes     [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See  Attached


                                NBI,  Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November  16,  1999                    By:  /s/  Marjorie  A.  Cogan

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                  VIOLATIONS
                             (SEE 18 U.S.C. 1001).

Part IV

The following shows NBI Inc.'s preliminary results of operations that is expected for the quarter ended September 30, 1999.



                                                NBI, INC.
                            PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS
                              (Amounts in Thousands Except Per Share Data)
                                               (Unaudited)

                                                                           Three Months Ended
                                                                              September 30,
                                                                              1999     1998



Revenues:
 Sales                                                                      $3,848   $3,898
                                                                            -------  -------

Costs and expenses:
 Cost of sales                                                               2,696    2,682
 Marketing, general and administrative                                         745      686
                                                                            -------  -------
                                                                             3,441    3,368
                                                                            -------  -------

Income from operations                                                         407      530

Other income (expense):
 Net gain on investments                                                        48       --
 Other income and expenses, net                                                  3       12
 Interest expense                                                              (48)     (51)
                                                                            -------  -------
                                                                                 3      (39)
                                                                            -------  -------

Income from continuing operations before provision for income taxes            410      491
Provision for income taxes                                                     (28)     (57)
                                                                            -------  -------

Income before discontinued operations                                          382      434
Income (loss) from discontinued operations, net of
 income tax benefit of $21 and expense of $8, respectively                      28       (1)
                                                                            -------  -------

Net income                                                                  $  410   $  433

Dividend requirement on preferred stock                                       (126)      --
                                                                            -------  -------

Income attributable to common stock                                         $  284   $  433
                                                                            =======  =======


Income per common share - basic and diluted:
 Income before discontinued operations                                      $  .03   $  .05
 Income (loss) from discontinued operations                                    .01       --
                                                                            -------  -------
 Net income                                                                 $  .04   $  .05
                                                                            =======  =======

Weighted average number of common shares outstanding                         8,100    8,088
                                                                            =======  =======



 The Company expects a decline of $149,000 in income attributable to common stock for the first quarter of  fiscal  2000  compared  to the same quarter of the prior fiscal year, primarily due to the dividend requirement on its preferred stock for the quarter ended September 30, 1999, related to preferred stock
issued  on  December  31,  1998.    In  addition,  the  Company had a small decline in gross margin and significantly higher sales commissions in the first quarter of fiscal 2000, due to the sales mix.  This was  partially  offset  by a net gain on investments of $48,000 recorded in the first quarter of fiscal
2000  compared  to  no  gain  or  loss  for  the  same  quarter  of  the  prior  fiscal  year.
